April 24, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC
Amendment No. 8 to Offering Statement on Form 1-A
Filed March 14, 2024
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated April 10, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 9 to the Offering Statement on Form 1-A, filed April 24, 2024 (“Amendment”), as further herein detailed.

Plan of Distribution

Procedure for Transfer on Tirios Secondary Platform, page 34

1.

Please revise your disclosure to clarify, if true, that only the Company has access to the private keys that allow for the transfer of ownership of the Tokens, and as a result, only the Company has the ability to create the transfers of Tokens.

In response to the Staff's comment, the Company has added the disclosure that only the Company has access to the private keys that allow for the transfer of ownership of the Tokens, and as a result, only the Company has the ability to create the transfers of Tokens on blockchain.

General

2.

We continue to believe that the Company and/or the Manager may be required to register as a broker-dealer based on your description of the expected procedure for secondary trading.

For example, it appears that the Company will be handling customer funds to facilitate settlement of secondary transactions. See your response to comment 4 of the March 2024 letter (“The payment received from prospective buyer is held by the Company in a separate bank account waiting for instructions on the next steps from the executing Broker.”).

In addition, it appears that the Company and/or the Manager would be soliciting securities transactions (e.g., by displaying available bids and offers in the secondary market) and accepting and transmitting orders for securities transactions. These activities indicate that the Company and/or the Manager may fall within the definition of “broker,” which is broadly defined as “any person engaged in the business of effecting transactions in securities for the account of others.”

As a result, please provide a detailed legal analysis (citing applicable caselaw, no-action letters or other guidance) explaining why you believe the Company and/or the Manager would not be acting as a broker-dealer in connection with these activities.

1

Handling customer funds

In response to the Staff's comment, the Company has revised the disclosure under the section "Procedure for Transfer on Tirios Secondary Platform" in the Amendment and added the analysis below.

The Company has revised its procedure for the payment and receipt of funds by buyers and sellers using the Tirios Secondary Platform. All payments for the purchase and sale of Series Interests on the Tirios Secondary Platform will now be processed by Dwolla, Inc. ("Dwolla"). Dwolla offers electronic payment services through its application programming interfaces ("Dwolla API").

Under the revised procedure, the Company does not handle funds during secondary trading. Separate and individual bank accounts are created by Dwolla in name of each participant (“for benefit of” or FBO). As set out in the Dwolla agreement terms, all funds will be held by Dwolla's Financial Institution Partners. Tirios Secondary Platform will simply provide a user interface for participants to create an account with and use Dwolla. Dwolla will perform all cash transfers directly from the buyer account to the seller account, and funds will be held by Dwolla's Financial Institutional Partners.

The Dwolla functionality described above is operational within Tirios Secondary Platform. The form of the agreement between the Company and Dwolla, Inc. included in Exhibit 6.15 is finalized, and we will be executing the agreement near the qualification date.

Soliciting securities transactions (e.g., by displaying available bids and offers in the secondary market)

2

The Tirios Secondary Platform does not solicit securities transactions. To solicit, the platform would have to urge, petition or request users to engage in secondary transactions, none of which it does. We believe the mere display of bid and ask information provided by PPEX ATS can't tantamount to solicitation to transact in securities in the secondary market. If that were the case, organizations such as Yahoo, CNN, CNBC, etc., which display bid and ask information and connect users to licensed brokers to effectuate their transactions, would potentially require their registration as brokers.

The SEC has also issued no-action letters to companies that operate websites or other networks or distribute newsletters that provide lists and summaries of companies seeking to raise capital. The Company believes these letters suggest that the Commission views these services as only providing information. See Investex Investment Exchange Inc., SEC No-Action Letter (Apr. 9, 1990), where the SEC issued a no-action letter permitting Investex Investment Exchange Inc. to provide an advertising service for limited partnerships. In particular, Investex would operate (i) a computer database listing limited partnerships that subscribe to the service and (ii) a monthly newsletter listing and briefly describing all subscribing limited partnerships. The database and the newsletter would be used by subscribers to find or provide information on available investment opportunities in the limited partnerships. See also Venture Listing Services, SEC No-Action Letter (June 15, 1994), where the SEC staff issued no-action relief to Venture Listing Services, Inc., which proposed to operate a computerized information listing service for entrepreneurs and business persons in search of capital. The listing provided a short outline of investment opportunities containing information such as the concept, benefits, market, management, financial projections, capital needed, and contact person. Also see Angel Capital Electronic Network, SEC No-Action Letter (Oct. 25, 1996), the SEC issued no-action relief to various universities and non-profits operating a website that would provide information regarding small corporate offerings and allow investors to download offering circulars for such offerings.

Even if the platform were found to be engaged in the solicitation of secondary securities transactions, it does not engage in other activities the SEC has enumerated as indicative of broker status and, thus, should not be required to become licensed as a broker. See Apex Global Partners, Inc. v. Kaye/Bassman Intern. Corp., 2009 WL 2777869 at p. 3 (N.D. Tex. 2009) ("Merely bringing together the parties to transactions, even those involving the purchase and sale of securities, is not enough [to warrant broker registration under Section 15(a)]"). Also see SEC v. Mapp, 240 F. Supp. 3d 569 (E.D. Tex. Mar. 2, 2017) (granting defendant's motion to dismiss on unregistered broker claim where defendant solicited investors but did not have authority over the accounts of others and did not otherwise engage in activities indicating broker status).

Generally, persons that have been found to be unregistered brokers under enforcement actions, in part because they solicited securities transactions, as noted in the Commission's proposed "finder" exemptive order, typically also engaged in other broker activities (e.g., they made investment recommendations, handled investors' funds or securities, and received transaction-based compensation), which the platform will not do. See Notice of Proposed Exemptive Order Granting Conditional Exemption from the Broker Registration Requirements of Section 15(a) of the Securities Exchange Act of 1934 for Certain Activities of Finders, SEC Release 34-90112 at n. 42 and surrounding text (Oct. 7, 2020).

accepting and transmitting orders for securities transactions

The Tirios Secondary Platform acts merely as a technology interface to collect buyer and seller information to be used by Dalmore, who acts as the FINRA licensed executing broker.

The prospective buyers and sellers on Tirios Secondary Platform can't engage in any secondary transactions until they create an account with Dalmore and their account is approved by Dalmore. Similarly, no orders can be placed on PPEX ATS, unless the buyer or seller instructions are reviewed by Dalmore. Neither the Company nor its manager accept or review orders and all orders are placed with PPEX ATS by Dalmore as the participating broker.

3

Based on the foregoing, the Company does not believe that the platform constitutes a broker-dealer. In various no-action letters referenced below, SEC Staff have permitted non-broker-dealers to provide communication or other technology services that would create linkages between investors and broker-dealers and their execution systems.

In 1996, for example, SEC staff issued a no-action letter permitting Charles Schwab & Co, Inc. ("Schwab"), a registered broker-dealer, to establish arrangements with online service providers, such as AOL and Microsoft, that allowed Schwab to make its brokerage services available to subscribers of the online service. For example, the arrangement with Microsoft allowed potential investors to access Schwab through a specific area within Microsoft's website. Refer Charles Schwab & Co., SEC No-Action Letter (Nov. 27, 1996).

Similarly, many other SEC no-action letters involve activity beyond simply providing a hyperlink to a broker-dealer or issuer's website. For example, in 1998, SEC staff issued a no-action letter to Evare, LLC, which proposed to develop a desktop application (the "Evare System") that would connect to various existing broker-dealer trade execution systems. Professional money managers could access the Evare System to utilize the functionalities offered by the participating broker-dealer systems (e.g., to obtain pricing and other information and/or submit orders), but in a standardized presentation format. In addition, the Evare System would provide certain information to custodians for settlement of trades. Refer Evare, LLC, SEC No-Action Letter (Nov. 30, 1998).

Similarly, in 2005, SEC staff issued a no-action letter permitting two companies, GlobalTec Solutions, LLP and its subsidiary, Command TRADE, LP, to develop a computerized, user-programmable investment strategy tool (the "CT Platform") electronically linked to participating broker-dealers. The CT Platform allowed users to select stocks for analysis, specify certain trading rules and parameters and back-test and forward-test such securities and trading rules using historical and real-time market data. Users could also employ the CT Platform to electronically send orders to buy or sell securities to one of the participating broker-dealers with whom the users have opened accounts for execution, clearance and settlement. Refer GlobalTec Solutions, LLP, SEC No-Action Letter (Dec. 28, 2005).

The Company respectfully notes that PPEX ATS doesn't accept orders from individuals or the platform. Dalmore acts as a participant on the PPEX ATS as the executing broker and effectively places the orders on PPEX ATS. Dalmore acts as an agent on behalf of buyers and sellers to assist in the execution of secondary transactions on the PPEX ATS and facilitate the settlement of such transactions.

The instructions received by the Company are effectively just that, "instructions," which are not considered orders by PPEX ATS and these instructions can't be matched without the participation of Dalmore as the executing broker.

Section 3(a)(4)(A) of the Act generally defines a "broker" broadly as any person engaged in the business of effecting transactions in securities for the account of others.

The SEC and courts have often decided that there is no bright-line rule for determining when a person acts as a broker and have commented that this determination depends on the particular facts and circumstances and the weighting of various factors.

Some of the factors considered by the Company in assessing requirements for registration as a broker:

•	The platform doesn’t handle customer funds as outlined in the revised procedure;
•	The platform doesn’t have authority over the accounts of others;
•	The platform doesn't advertise to solicit transactions in the secondary market;
•	The decision of whether to engage in secondary market trading is left solely to the individual investors, and the platform neither encourages nor discourages such decisions;
•	The platform doesn't make any recommendations to users or prospective users regarding purchasing or selling Series Interests in the secondary market;
•	The platform doesn't participate in any negotiations between the parties in a secondary transaction.

4

The SEC and courts have often determined that all of the factors to be considered for registration requirements as a broker are not of equal importance, and that many of these factors are not in themselves sufficient to trigger broker registration, but rather indicate broker activity in conjunction with other criteria, especially compensation. The absence of any transaction-based compensation would typically weigh against any requirement to register as a broker.

As outlined in 1st Global, Inc., No-Action Letter, one of the other significant factors in determining broker status is the receipt of compensation that is based directly or indirectly on the size, value, or occurrence of a securities transaction; however, none of the Company, its manager or the platform is receiving such transaction-based compensation and therefore do not have a "salesman's stake" to recommend, encourage or discourage secondary transactions. See 1st Global, Inc., No-Action Letter (May 7, 2001) ("Persons who receive transaction-based compensation generally have to register as broker-dealers under the Exchange Act because, among other reasons, registration helps to ensure that persons with a "salesman's stake" in a securities transaction operate in a manner consistent with customer protection standards governing broker-dealers and their associated persons, such as sales practice rules.”).

Proposed Exemptive Order by SEC Granting a Conditional Exemption from the Broker Registration Requirements of Section 15(a) of the Securities Exchange Act of 1934 for Certain Activities of Registered Municipal Advisors, SEC Release No. 34-87204 (Oct. 2, 2019) noted that solicitation is a factor relevant to a determination of broker status, particularly where the solicitor receives transaction-based compensation.

The Company respectfully reiterates that it does not receive, directly or indirectly, any transaction-based or other compensation for operating the Tirios Secondary Platform.

In light of the revised procedure detailed above regarding handling of funds and the fact that the platform does not actively solicit participants but rather simply displays and collects information to be given to a licensed broker who then effectuates the secondary transactions through the PPEX ATS, the Company does not believe that the manager, Company or platform should be required to register as a broker dealer.

3.

In addition, please update your risk factors to state that the Company and/or the Manager may be acting as an unregistered broker-dealer as a result of their activities in connection with the Tirios Secondary Platform. In this risk factor, please provide the definition of “broker” and clarify that issuers are not exempt from the definition of “broker” when effecting transactions for the account of others.

The Company acknowledges the Staff’s comment and has added a risk factor with the title “Risk of non-compliance with regulations, including a risk of being deemed to be operating as an unregistered broker-dealer in connection with Tirios Secondary Platform.”

4.

We also note that your response to comment 1 of the March 2024 letter states that the Manager intends to rely on the exemption in Exchange Act Rule 3a4-1. We note that this exemption is only available to certain natural persons associated with an issuer in connection with sales by the issuer for the issuer’s account. It would not be available to a legal entity associated with an issuer or to any person in connection with the facilitation of secondary trading. Please provide a detailed legal analysis as to why you believe the Manager can properly rely on this exemption.

The Company acknowledges the Staff’s comment and has corrected the statement in the Amendment. The reference to Rule 3a4-1 in the amendment is only applicable for certain natural persons and is not applicable in connection with the facilitation of secondary trading.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

5